AMENDMENT TO RIGHTS AGREEMENT

This Amendment, dated as of September 20, 2004 (the "Amendment") to the Rights Agreement, dated as of December 1, 2003 (the "Rights Agreement"), is entered into by and between Archstone-Smith Trust, a Maryland real estate investment trust (the "Trust"), and Mellon Investor Services LLC, a New Jersey limited liability company, as rights agent (the "Rights Agent"). Capitalized terms used in this Amendment but not otherwise defined herein shall have the respective meanings ascribed to them in the Rights Agreement.

W I T N E S S E T H

WHEREAS, Section 27 of the Rights Agreement provides that prior to the time at which any Person becomes an Acquiring Person, the Trust and the Rights Agent shall, if the Board of Trustees of the Trust so directs, supplement or amend any provision of the Rights Agreement as the Board of Trustees of the Trust may deem necessary or desirable without the approval of any of the holders of Rights and shares of beneficial interest of the Trust; and

WHEREAS, the Board of Trustees of the Trust has directed the Trust and the Rights Agent to enter into this Amendment in order to advance the Final Expiration Date thereunder from August 31, 2011 to October 1, 2004;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1.   AMENDMENTS RELATING TO THE FINAL EXPIRATION DATE.

A.   Section 7(a) of the Rights Agreement is hereby amended by deleting therefrom subclause (i) in its entirety and inserting in lieu thereof the following:

"(i) the close of business on October 1, 2004 (the "Final Expiration Date"),".

B.   Exhibit B to the Rights Agreement entitled "Form of Rights Certificate" is hereby amended by substituting the date "October 1, 2004" for the date "August 31, 2011" in each instance in which the date "August 31, 2011" appears.

Section 2.   MISCELLANEOUS.

A.   This Amendment shall be deemed to be a contract made under the laws of the State of Maryland and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State, except that those provisions of this Agreement affecting the rights, duties and responsibilities of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

B.   This Amendment may be executed in any number of counterparts, each of which shall be an original, and all such counterparts shall together constitute one and the same instrument.

C.   If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

D.   The execution of this Amendment by the Trust and the terms hereof have been approved by the affirmative vote of the Board of Trustees of the Trust.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

ATTEST: ARCHSTONE-SMITH TRUST

By: _____   By: _____
    Name: Thomas S. Reif   Name: Caroline Brower
    Title: Assistant Secretary   Title: General Counsel and Secretary

ATTEST: MELLON INVESTOR SERVICES LLC,
                                    as Rights Agent

By: _____
    Name:

                             By: _____
                                 Name:
                                 Title: Assistant Vice President